As filed with the Securities and Exchange Commission on April 27, 2005

                               FORM N-18F-1

                  U.S. SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this notification of election.


                               SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 25th day of April, 2005.

Attest:                                PUTNAM VARIABLE TRUST

/s/ Judith Cohen                         By: /s/ Charles E. Porter
-------------------                          ---------------------------
Name:  Judith Cohen                    Name: Charles E. Porter
Title: Clerk                          Title: Executive Vice President
                                             and Associate Treasurer